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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           Schedule 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                 Allin Communications Corporation
                 ________________________________
                         (Name of Issuer)


             Common Stock, par value $0.01 per share
             _______________________________________
                  (Title of Class of Securities)



                           019924 10 9
                 ________________________________
                          (CUSIP Number)

                                   Copy to:

Henry Posner, Jr.                 Bryan D. Rosenberger
500 Greentree Commons             Eckert Seamans Cherin & Mellott
381 Mansfield Avenue              42nd Floor, 600 Grant Street
Pittsburgh, PA  15220             Pittsburgh, PA  15219
(412) 928-8800                    (412) 566-6000
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         December 6, 1997
               ___________________________________
               (Date of Event which Requires Filing
                        of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [ ]


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                           SCHEDULE 13D


CUSIP No. 019924 10 9


1.   Name of Reporting Person:  Henry Posner, Jr.
     I.R.S. Identification No.:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                          (b) [ ]

3.   SEC Use Only

4.   Source of Funds:   Not applicable

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                  [ ]

6.   Citizenship or Place of Organization:  United States

Number of       7.  Sole Voting Power:                      995,240
 Shares
Beneficially         8.  Shared Voting Power:               102,000
 Owned by
   Each         9.  Sole Dispositive Power:                 995,240
Reporting
 Person        10.  Shared Dispositive Power:               102,000
  With

11.  Aggregate Amount Beneficially Owned by Each          1,097,240
     Reporting Person:

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                  [ ]

13.  Percent of Class Represented by Amount in Row (11):      21.17%

14.  Type of Reporting Person:  IN


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          This statement amends Items 4 and 5 of the Schedule 13D
of Henry Posner, Jr. (the "Reporting Person") dated November 6, 1996, as amended by Amendment No. 1 thereto dated December 20, 1996 (as so amended, the "Schedule 13D"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.


Item 4.   Purpose of Transaction.

          The Reporting Person has no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

          The Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

          The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time.



Item 5.   Interest in Securities of Issuer.

          The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 995,240 shares of Common Stock and beneficially owns and has shared voting and dispositive power with respect to 102,000 shares of Common Stock, collectively representing approximately 21.17% of the Common Stock outstanding (based on the number of shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1997).


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     Of the 102,000 shares of Common Stock with respect to which the Reporting Person shares voting and dispositive powers, 100,000 shares are owned by Posner Foundation of Pittsburgh (the "Foundation") and 1,000 shares are owned by each of James Thomas Posner-Trust 90 and Robert B. Posner-Trust 89 (the "Trusts").
The Reporting Person is a trustee of the Foundation and each of the Trusts, and as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the Foundation and the Trusts with, respectively, the other trustees of the Foundation, Helen M. Posner, Henry Posner, III and James T. Posner, and the other trustees of the Trusts, Helen M. Posner, Fred W. George and, with respect to the James Thomas Posner-Trust 90, James T. Posner (collectively, the "Other Trustees").

          Each of the Other Trustees is a United States citizen. During the past five years, none of the Other Trustees have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Set forth in Schedule I hereto is additional information concerning the Other Trustees.

          The Reporting Person also owns 7,058.8235 shares of Series A Preferred Stock which, until December 6, 1997, were convertible into 57,427 shares of Common Stock. Such conversion right has now lapsed, and the Reporting Person is no longer deemed to beneficially own the 57,427 shares of Common Stock into which such shares of Series A Preferred Stock had been convertible.

          No transactions in Common Stock were effected during the past 60 days by the Reporting Person.



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Signatures.

          After reasonable inquiry and to the best of my know-ledge and belief, I certify that the information set forth in this statement is true, complete and correct.




December 12, 1997             By:  /s/ Henry Posner, Jr.
___________________              ______________________________
      Date                       Henry Posner, Jr.





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                            SCHEDULE I

            Information Concerning the Other Trustees


Posner Foundation of Pittsburgh:
_______________________________

Helen M. Posner
1071 Lyndhurst Drive
Pittsburgh, PA  15206

Henry Posner, III
Chairman of Railroad Development Corporation, an entity which manages regional railroad operations in the United States and abroad, and Vice President of Hawthorne Group, Inc., an entity which provides management services. Both have their principal executive offices located at 381 Mansfield Avenue, Pittsburgh, Pennsylvania 15220.

James T. Posner
Private investor
2943 Kalakaua Avenue
Honolulu, Hawaii  96815


James Thomas Posner-Trust 90:
____________________________

Helen M. Posner
(see above)

James T. Posner
(see above)

Fred W. George
Attorney
Eckert Seamans Cherin & Mellott, LLC
600 Grant Street, 42nd Floor
Pittsburgh, PA  15219


Robert B. Posner-Trust 89:
_________________________

Helen M. Posner
(see above)

Fred W. George
(see above)